   As filed with the Securities and Exchange Commission on September 7, 2001
================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                        ------------------------------

                                  SCHEDULE TO
                                 (Rule 13e-4)

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                           ------------------------

                URBAN IMPROVEMENT FUND LIMITED - 1973 (Issuer)
                           (Name of Subject Company)

                        SP MILLENNIUM L.L.C. (Offeror)
   (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))
                         Limited Partnership Interests
                        (Title of Class of Securities)

                           ------------------------

                                     None
                     (CUSIP Number of Class of Securities)

                           ------------------------

                                  John Taylor
                             SP Millennium L.L.C.
                         1201 Third Avenue, Suite 5400
                           Seattle, Washington 98101
                                (800) 398-6399
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                                Filing Person)

                             --------------------

                                  Copies to:
                             Daniel M. LeBey, Esq.
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                (804) 788-8200

                           CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                 Amount of Filing Fee**
--------------------------------------------------------------------------------
$1,925,000                                               $385.00
================================================================================
* Calculated solely for purposes of determining the filing fee. This amount is based on a per unit offering priced of $550 for up to 3,500 limited partner units by SP Millenium L.L.C.

** One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.
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[_]  Check the box if any part of the fee is offset as provided by Rule 0-
     11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   Not Applicable.    Filing Party: Not Applicable.
     Form or Registration No.: Not Applicable.    Date Filed:   Not Applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  Third-party tender offer subject to Rule 14d-1.
[X]  Issuer tender offer subject to Rule 13e-4.
[_]  Going-private transaction subject to Rule 13e-3.
[_]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]
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SCHEDULE TO

     This Tender Offer Statement on Tender Offer Schedule TO (this "Schedule TO") is filed by SP Millennium L.L.C., a Washington limited liability company (the "Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase up to 3,500 outstanding units (the "Units") of limited partnership interests in Urban Improvement Fund Limited-1973, a California limited partnership (the "Partnership")at $550 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after the date of the Offer to Purchase (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated as of September 7, 2001 and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated herein by reference with respect to Items 1-11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

  (c)(3) To the best knowledge of Purchaser, no person listed in Annex I of the Offer to Purchase has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

  (c)(4) To the best knowledge of Purchaser, no person listed in Annex I of the Offer to Purchase has, during the last five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 12. EXHIBITS.

Exhibit Number   Description
--------------   ---------------------------------------------------------------
(a)(1)(A)        Offer to Purchase, dated September 7, 2001.

(a)(1)(B)        Form of Letter of Transmittal.

(a)(1)(C) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(D)        Cover Letter, dated September 7, 2001.

(a)(1)(E) Urban Improvement Fund Limited - 1973's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (previously filed with the Securities and Exchange Commission on May 4, 2001 and incorporated herein by reference).

(a)(1)(F) Urban Improvement Fund Limited - 1973's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 (previously filed with the Securities and Exchange Commission on July 31, 2001 and incorporated herein by reference).

(b)              Not applicable.
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(d)              Not applicable.

(g)              Not applicable.

(h)              Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2001

                                             SP MILLENNIUM FUND L.L.C.


                                             By: John M. Orehek
                                                 -------------------------------
                                                 John M. Orehek
                                                 President
                                                 (Principal Executive Officer)
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                                 EXHIBIT INDEX
                                 -------------

Exhibit Number   Description
--------------   ---------------------------------------------------------------
(a)(1)(A)        Offer to Purchase, dated September 7,, 2001.

(a)(1)(B)        Form of Letter of Transmittal.

(a)(1)(C) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(D)        Cover Letter, dated September 7, 2001.

(a)(1)(E) Urban Improvement Fund Limited - 1973's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (previously filed with the Securities and Exchange Commission on May 4, 2001 and incorporated herein by reference).

(a)(1)(F) Urban Improvement Fund Limited - 1973's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 (previously filed with the Securities and Exchange Commission on July 31, 2001 and incorporated herein by reference).

(b)              Not applicable.

(d)              Not applicable.

(g)              Not applicable.

(h)              Not applicable.